SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                            mPHASE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   62472c 102
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                                 (CUSIP Number)

                                  NECDET ERGUL
                            mPHASE TECHNOLOGIES, INC.
                             587 Connecticut Avenue
                             Norwalk, CT 06854-0566
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2001
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62472C 10 2             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Necdet Ergul
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                 7     SOLE VOTING POWER

                        2,172,500, inclusive of options to purchase 1,122,500
                        shares of Common Stock
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,489,534, inclusive of warrants to purchase 2,200,000
                        shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,172,500, inclusive of options to purchase 1,122,500
    WITH                shares of Common Stock
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,489,534, inclusive of warrants to purchase 2,200,000 shares of Common Stock

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,662,034, inclusive of options to purchase 1,122,500 shares of Common Stock and warrants to purchase 2,200,000 shares of Common Stock.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      15%
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer.

     This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value per share, of mPhase Technologies, Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

     Item 2. Identity and Background.

     This Statement is filed by Necdet Ergul. Mr. Ergul is the Chairman of the Board of the Issuer whose business address is as stated in Item 1 above. Mr. Ergul is also a 48% shareholder and President and Chief Executive Officer of Microphase Corporation, a Connecticut corporation. Mr. Ergul is a United States citizen. During the past five years, Mr. Ergul has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On August 5, 1999, and thereafter, Mr. Ergul acquired Common Stock as part of Mr. Ergul's compensation package.

     On October 2, 2001 Microphase Corporation, of which Mr. Ergul is a 48% shareholder and officer, acquired the Common Stock and the source of funds used by Microphase Corporation to make the acquisition was a conversion of an accounts receivable from Issuer to Microphase Corporation into Common Stock.

     Item 4. Purpose of Transaction.

     Microphase Corporation acquired the Common Stock in order to reduce its accounts receivable from Issuer. Mr. Ergul and Microphase Corporation may sell some or all of the Common Stock owned thereby from time to time. Except as set forth above, Mr. Ergul and Microphase Corporation have no current plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer of any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Mr. Ergul beneficially owns, directly (2,172,500) and indirectly (6,489,534), an aggregate of 8,662,034 shares of Common Stock, inclusive of warrants/options to purchase 3,322,500 shares of Common Stock, representing approximately 15% of the total outstanding shares of Common Stock (approximately 57,949,508). Mr. Ergul has the sole power and shared power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned by him. On August 5, 1999, Mr. Ergul acquired 250,000 shares at $1.25 per share. On March 1, 2000 and February 6, 2001, he acquired 50,000 at $4.00 and $2.25 per share, respectively. On October 4, 2001, Mr. Ergul acquired 200,000 shares at $.50 per share. On October 2, 2001, Microphase Corporation acquired 1,511,334 shares at $.50 per share. On December 28, 2001, Microphase Corporation acquired 2,200,000 shares and warrants to purchase 2,200,000 shares at $.30 per share.

     (c) The chart below lists all transactions in Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this
Item 5:

Person
Effecting               Date of                 Number of         Price per
Transaction             Transaction             Shares            Share
- -----------           -----------             ------            -----
Necdet Ergul            May 14, 2002            25,000 (options)   $.45

     (d) and (e) Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as hereinafter described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the persons named in Item 2 of this Statement, or between or among any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7. Material to be Filed as Exhibits.

   Form 10-SB/Amendment No. 1 Dated August 27, 1999 (incorporated by reference).


   Signature.

   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                                  /s/ Necdet Ergul
                                                  ------------------------------
                                                      Necdet Ergul

July 1, 2002